April 16, 2010

Ms. Susan Block

Attorney-Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Ryerson Holding Corporation
Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-164484)

Dear Ms. Block:

On behalf of Ryerson Holding Corporation (the “Company”), set forth below are the Company’s responses to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 filed on April 1, 2010 (the “Registration Statement”) in respect of the initial public offering of shares of its common stock, contained in your letter dated April 14, 2010 to Terence R. Rogers, Chief Financial Officer of the Company. We note that there were no additional comments from the Staff pertaining to the Company’s Amendment No. 3 to the Registration Statement on Form S-1 filed on April 12, 2010, which, as discussed with the Staff, was merely filed to update the Registration Statement to include the identities of the underwriters. On behalf of the Company, we hereby submit to the Commission Amendment No. 4 to the Registration Statement (the “Amendment”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response and have marked the enclosed Amendment to reflect the changes. In addition, references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

Our Competitive Strengths, page 3

Leading Market Position, page 3

1.	Comment: We note your response to our prior comment 6 and your revised disclosure in the second sentence under this heading. Please also clarify in the first sentence under this heading whether you were the second largest metals service center in the United States and Canada also as one market, or separately.

Response: The Company has revised the Registration Statement on pages 3 and 57 to comply with the Staff’s comment.

2.	Comment: We note your response to our prior comment 5. You indicate China operations represented more than 7% of your volume. Please clarify what volume refers to.

Response: The Company has revised the Registration Statement on pages 3 and 57 to comply with the Staff’s comment.

Total Debt, page 43

Ryerson Credit Facility, page 43

3.	Comment: We note your response to our prior comment 14. Please clarify whether total credit availability is currently limited below the total amount available due to the amount of the eligible account receivables and inventory pledged as collateral under the agreement.

Response: The Company has revised the Registration Statement on page 44 to comply with the Staff’s comment.

Ryerson Notes, page 44

4.	Comment: We note your disclosure that subject to certain exceptions, Ryerson Inc. may only pay dividends to Ryerson Holding to the extent of 50% of future net income, once prior losses are offset. Please add risk factor disclosure regarding this or advise.

Response: The Company has revised the Registration Statement on page 18 to comply with the Staff’s comment.

Executive Compensation, page 80

5.	Comment: We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: Both senior management and the Company’s Board of Directors have reviewed the Company’s compensation policies and practices to evaluate whether there is any risk that such policies and practices would be reasonably likely to have a material adverse effect on the Company. The Company and the Board of Directors focused particularly on the participation plan, the annual incentive plan that we intend to effect prior to closing and commissions paid to our sales force. Each of these plans has the effect of encouraging our employees to assume a portion of the risk inherent in any compensation program; however, we believe that any risk to the Company is well managed and the level of risk acceptable. For example, while commission incentives might encourage a sales force to extend credit to customers beyond what is prudent, we believe that this possibility is controlled by both the compensation structure and a well-disciplined credit function that carefully analyzes the credit worthiness of our customers in determining what credit limits to extend. The potential for risk is further reduced as the portion of total compensation opportunity represented by commissions does not exceed 25%.

For these reasons we believe that our compensation policies and practices are not likely to have a material adverse effect on the Company.

Underwriting, page 102

Directed Share Program, page 105

6.	Comment: Please tell us what you mean by “other parties associated with us.”

Response: Reference to “other parties associated with us” on page 108 of the Registration Statement in the Company’s discussion regarding a directed share program refers to employees of the Company and Platinum and other parties with whom the Company and Platinum may have business or other relationships who will be entitled to purchase certain shares being reserved by the underwriters at the initial public offering price.

Balance Sheet, page F-5

7.	Comment: We note from your response to our prior comment 18 that you have revised to include a proforma balance sheet alongside the most recent historical balance sheet to include the long term liability related to the issuance of the Ryerson Holding Notes and the reduction in APIC due to the payment of the shareholder distribution. However, we do not believe that you responded completely or provided all required revisions to the financial statements in response to our previous comment. As previously requested, please revise the statements of operations to present pro forma per share data for the latest year (and any subsequent interim period which may be presented in a future amendment) giving effect to the number of shares whose proceeds would be necessary to pay the dividend in addition to historical EPS. See Staff Accounting Bulletin Topic 1.B.3.

Response: The Company has revised the Registration Statement on page F-40 to comply with the Staff’s comment.

Note 22. Subsequent Events, page F-40

8.	Comment: We note from your response to our prior comment 22 that you will revise a subsequent amendment to include disclosure that in connection with this offering, Platinum Advisors and JT Ryerson intend to terminate the Services Agreement, pursuant to which JT Ryerson will pay Platinum Advisors a termination fee. Please revise to disclose the nature and amount of this termination fee as a subsequent event in MD&A and the notes to the financial statements.

Response: The Company has revised the Registration Statement on pages 48 and F-40 to comply with the Staff’s comment.

Exhibits

9.	Comment: Please file the new stock incentive plan prior to effectiveness or advise.

Response: The Company has revised the Index to Exhibits to include reference to the new stock inventive plan that the Company intends to adopt and will file such plan prior to effectiveness.

10.	Comment: Similarly, please file the investor rights agreement that you expect to enter into with Platinum or advise.

Response: The Company has filed the investor rights agreement that it has entered into with Platinum as Exhibit 4.6 to the Amendment.

Exhibit 23.1 Consent of Ernst & Young

11.	Comment: Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-1 registration statement.

Response: The Company has revised Exhibit 23.1 to the Registration Statement in order to comply with the Staff’s comment.

Other

12.	Comment: In the event of a delay in the effectiveness of the Form S-1 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and will update the financial statements and related disclosures as necessary in the event of a delay in the effectiveness of the Registration Statement.

In addition to the changes discussed above, the Company has also amended the Registration Statement to update information and to correct typographical errors. Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8656 with any further questions or comments.

Very truly yours,

/s/ Jeffery Fang
Jeffery Fang

Enclosures

cc:	Mr. Tarik Gause
Terence R. Rogers, Chief Financial Officer
Cristopher Greer, Esq.